Exhibit 99.1

February 27, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FISCAL YEAR 2016 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s year ended December 31, 2016. The full version of the Company’s consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com or SEDAR at www.sedar.com. All shareholders can receive a hard copy of the Company's complete audited financial statements free of charge upon request. All financial information is prepared in accordance with IFRS, except as noted under the Non-IFRS Measures section.

Great Panther commenced reporting its financial results in US dollars as of the third quarter of 2016. Accordingly, all dollar amounts expressed in this news release, and the associated financial statements and MD&A, are in US dollars (“USD”), unless otherwise noted. Periods prior to the third quarter of 2016 were reported in Canadian dollars (“CAD”), and have been restated to USD using the July 1, 2016 CAD/USD exchange rate of 1.3052.

“Improved metal prices, combined with a 20% reduction in our all-in sustaining costs to $10.99, resulted in Great Panther delivering a 404% increase in mine operating earnings in 2016”, stated Robert Archer, President & CEO. “Significantly improved operating cash flow, combined with the proceeds of financings completed in 2016, enabled us to end the year with $67 million in net working capital, no debt, and positions us well to capitalize on growth opportunities such as the recently signed Coricancha acquisition.”

Improved metal prices and significantly lower costs drove substantial improvements in margins and cash flow in 2016, including a $17.6 million increase in mine operating earnings. Despite the substantial increase in mine operating earnings, the Company reported a net loss of $4.1 million for 2016, mainly due to foreign exchange losses of $11.1 million. The majority of the foreign exchange losses are non-cash and relate to the revaluation of foreign-denominated assets and liabilities, including certain intercompany balances, for fluctuations in exchange rates. These primarily arose in the first half of 2016 prior to change-over from Canadian dollar to US dollar reporting and related changes in functional currencies of some of the Great Panther group companies. The 2016 financial results also reflected a $1.7 million write-down associated with the termination of an option to purchase the Coricancha mine in May of 2016. Later in the year, Great Panther successfully re-negotiated and concluded an agreement to purchase the Coricancha mine.

Cash costs of $3.65 per payable silver ounce for 2016 represented a 51% decrease over the prior year, and all-in sustaining costs per payable silver ounce (“AISC”) were down 20%, and both were below the Company’s guidance. The decline in the Mexican peso relative to the US dollar was a significant factor in the reduction of these costs.

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The construction of the Phase II tailings storage facility and related plant upgrades at the Topia Mine are progressing well, and the Company expects to restart processing before the end of the first quarter, as planned. The costs of the project will be accounted for as sustaining capital expenditures. This, along with the impact of suspended production for a good portion of the quarter, will result in adverse cash cost and AISC metrics for the first quarter. The impact on the full-year cash cost and AISC will be less pronounced. See the Outlook section for a more detailed discussion.

Fiscal Year 2016 compared to Fiscal Year 2015, unless otherwise noted:

•	Metal production decreased 7% to 3,884,960 silver equivalent ounces (“Ag eq oz”);
•	Silver production decreased 14% to 2,047,260 ounces;
•	Gold production increased 2% to 22,238 ounces, an annual record;
•	Cash cost decreased 51% to $3.65 per payable silver ounce, and was below guidance;
•	Cash cost per Ag eq oz decreased 9% to $10.35;
•	AISC decreased 20% to $10.99 per payable silver ounce, and was also below guidance;
•	AISC per Ag eq oz decreased 5% to $14.29;
•	Revenue increased 10% to $61.9 million;
•	Mine operating earnings before non-cash items increased to $27.7 million, a 51% increase compared to $18.4 million;
•	Adjusted EBITDA improved to $16.5 million from $7.1 million;
•	Net loss totalled $4.1 million, compared to a net loss of $7.2 million;
•	Cash flows from operating activities, before changes in non-cash net working capital (“NCWC”), increased to $16.0 million, from $7.0 million;
•	Cash and short-term deposits increased to $56.7 million at December 31, 2016 from $13.7 million at December 31, 2015; and
•	Net working capital increased to $66.6 million at December 31, 2016 from $25.5 million at December 31, 2015.

Fourth quarter 2016 compared to fourth quarter 2015:

•	Metal production decreased 12% to 883,772 Ag eq oz;
•	Silver production decreased 17% to 460,571 ounces;
•	Gold production decreased 8% to 5,206 ounces;
•	Cash cost decreased 28% to $5.83 per ounce;
•	AISC increased 9% to $16.44 per payable silver ounce;
•	Revenue decreased 5% to $12.5 million;

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•	Mine operating earnings before non-cash items was $4.5 million, an increase of 19%;
•	Adjusted EBITDA amounted to $1.4 million compared to negative $0.4 million;
•	Net loss totalled $1.5 million, compared to a net loss of $3.7 million; and
•	Cash flow from operating activities before changes in non-cash net working capital amounted to $1.1 million, compared to negative $0.6 million.

OPERATING AND FINANCIAL RESULTS SUMMARY

	Q4 2016	Q4 2015	Change	2016	2015	Change
OPERATING RESULTS
Tonnes milled (excluding custom milling)	92,869	94,874	(2%)	376,739	375,332	0%
Ag eq oz produced[1]	883,772	1,002,584	(12%)	3,884,960	4,159,121	(7%)
Silver ounce production	460,571	553,189	(17%)	2,047,260	2,386,028	(14%)
Gold ounce production	5,206	5,637	(8%)	22,238	21,740	2%
Payable silver ounces	488,428	502,170	(3%)	2,010,252	2,278,194	(12%)
Ag eq oz sold	883,348	921,710	(4%)	3,742,733	3,883,643	(4%)
Cost per tonne milled[2]	$ 86	$ 97	(11%)	$ 88	$ 101	(13%)
Cash cost[2]	$ 5.83	$ 8.14	(28%)	$ 3.65	$ 7.50	(51%)
Cash cost per Ag eq oz2	$ 10.48	$ 11.31	(7%)	$ 10.35	$ 11.32	(9%)
AISC[2]	$ 16.44	$ 15.10	9%	$ 10.99	$ 13.76	(20%)
AISC per Ag eq oz2	$ 16.34	$ 15.07	8%	$ 14.29	$ 15.00	(5%)

(in 000’s, unless otherwise noted)	Q4 2016	Q4 2015	Change	2016	2015	Change
FINANCIAL RESULTS
Revenue	$ 12,515	$ 13,142	(5%)	$ 61,881	$ 56,218	10%
Mine operating earnings before non-cash items[2]	$ 4,476	$ 3,760	19%	$ 27,728	$ 18,416	51%
Mine operating earnings	$ 2,411	$ 2,471	(2%)	$ 22,022	$ 4,366	404%
Net loss	$ (1,498)	$ (3,725)	(60%)	$ (4,118)	$ (7,157)	(42%)
Adjusted EBITDA[2]	$ 1,376	$ (427)	(422%)	$ 16,519	$ 7,138	131%
Operating cash flows before changes in non-cash net working capital	$ 1,119	$ (593)	(289%)	$ 15,975	$ 7,037	127%
Cash and short-term deposits at end of period	$ 56,662	$ 13,685	314%	$ 56,662	$ 13,685	314%
Net working capital at end of period	$ 66,560	$ 25,477	161%	$ 66,560	$ 25,477	161%
Average realized silver price per oz [3]	$ 14.99	$ 13.57	10%	$ 17.15	$ 15.11	14%
Loss per share – basic and diluted	$ (0.01)	$ (0.03)	(67%)	$ (0.03)	$ (0.05)	(40%)

[1]	Silver equivalent ounces are referred to throughout this document. For 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2015 Ag eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of the MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

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DISCUSSION OF FULL YEAR 2016 FINANCIAL RESULTS

For the year ended December 31, 2016, the Company earned revenues of $61.9 million, compared to $56.2 million for 2015. The increase in revenue was primarily attributable to a 14% increase in the average realized prices for silver and gold. This accounted for an $8.0 million improvement in revenues, while the effect of favourable foreign exchange (prior to the change in functional currency on July 1, 2016) had an estimated positive impact of $0.7 million. In addition, smelting and refining charges, which are netted against revenue, were $0.6 million lower compared to prior year. These factors were partly offset by the impact of 4% lower metal sales volumes which reduced revenues by $3.6 million. The lower metal sales volume corresponds to the decrease in production.

The decrease in production costs was predominantly attributable to the decrease in unit production costs during the year ended December 31, 2016 compared to 2015, as the USD strengthened 14% against the Mexican peso (“MXN”), which had the impact of reducing MXN production costs in USD terms. This was augmented by the impact of the 4% lower metal sales volumes.

Mine operating earnings before non-cash items for 2016 increased by $9.3 million compared to 2015. This increase was the result of the increase in revenue, combined with the above noted decrease production costs.

Amortization and depletion for 2016 declined by 61%, compared to 2015, primarily due to the cessation of amortization of the Guanajuato mineral property in the third quarter of 2015 as it was fully amortized. In addition, there was an increase in the useful lives of certain GMC assets effective January 1, 2016, and the Topia Mine effective July 1, 2015, as a result of the updated mineral resource estimates issued in February 2016 and August 2015, respectively. These factors were partly offset by the impact of the Company amortizing the remaining carrying value of the Phase I tailings storage facility at Topia.

For the year ended December 31, 2016, mine operating earnings were $22.0 million compared to $4.4 million in 2015. The 404% improvement in mine operating earnings was due to the increase in revenue coupled with the decrease in production costs and the $8.3 million decrease in amortization and depletion expense.

General and administrative (“G&A”) expenses decreased $0.3 million, primarily due to a reduction in IT consulting and hosting fees, as well as a reduction in professional services fees.

Exploration, evaluation and development (“EE&D”) expenses decreased $0.3 million, due to a $0.5 million decrease in the estimate of reclamation provisions, a $0.2 million decrease in share-based compensation expense, and a $0.2 million net decrease in exploration expenses associated with the Guadalupe de los Reyes (“GDLR”) and Coricancha projects. These items were partly offset by a $0.4 million increase in the Company’s EE&D expenses associated with the GMC as the Company’s focus on mine development and exploration drilling shifted from the Guanajuato Mine to the San Ignacio Mine, and the Company only commenced expensing development expenditures associated with the Guanajuato Mine part-way through 2015.

A pre-tax impairment charge of $1.7 million was recorded in 2016 in connection with the termination of the option agreement related to the Coricancha Mine Complex (the “CMC”) in Peru that the Company entered into with Nyrstar in May 2015 and terminated in May 2016. During 2015, the Company recorded an impairment charge of $2.3 million related to the termination of the option agreement associated with the GDLR project.

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Finance and other expense amounted to $11.0 million, wholly attributable to net foreign exchange losses recognized during 2016, compared to a $3.1 million foreign exchange gain recorded during 2015. Prior to the change in functional currency of the Company and certain of its Mexican subsidiaries on July 1, 2016, significant foreign exchange differences associated with intercompany balances were recorded. This represented the main component of the $9.5 million net foreign exchange losses during the first half of the year. The foreign exchange losses for the year ended December 31, 2016 also include $0.5 million associated with the Company’s foreign currency forward contracts.

The net income tax expense for the year ended December 31, 2016 amounted to $1.5 million and was attributable to a $1.5 million accrual for special mining duty payable in Mexico (which is charged at 7.5% of a taxable net income, adjusted for certain factors), $0.4 million in Mexican withholding taxes, as well as $0.2 million in deferred income tax expense recognized by two of the Company’s Mexican subsidiaries. These factors were partly offset by a $0.6 million reduction in deferred special mining duty payable.

The $3.0 million decrease in net loss in 2016 compared to 2015 was mainly due to a $17.7 million increase in mine operating earnings, the $0.3 million decrease in G&A expenses, the $0.3 million decrease in EE&D expenditures. In addition, the net loss for 2016 included the $1.7 million impairment charge taken upon termination of the CMC option agreement, whereas the net loss for 2015 reflected a $2.3 million impairment charge taken on the GDLR project. These factors were partly offset by a $1.5 million increase in net income tax expense and a $14.3 million increase in foreign exchange loss.

Adjusted EBITDA increased in 2016 by $9.4 million compared to 2015, primarily due to the $9.3 million increase in mine operating earnings before non-cash items and a $0.5 million decrease in G&A expenses before non-cash items. These factors were partly offset by a $0.4 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

Refer to the Company’s MD&A for the year ended December 31, 2016 for more details of the 2016 financial results, including a discussion of the results for the fourth quarter of 2016.

CASH COST AND ALL-IN COSTS

Cash cost was $3.65 for the year ended December 31, 2016, a 51% decrease compared to the year ended December 31, 2015 and below the lower end of the Company’s guidance. The decrease in cash cost was due to the impact of higher by-product credits due to higher average realized gold, zinc and lead prices. In addition, the strengthening of the USD compared to the MXN reduced cash operating costs in USD terms. These factors were partly offset by higher MXN unit production costs and the impact of lower payable silver ounces, both of which were attributable in part to the lower ore grades.

AISC for the year ended December 31, 2016 was $10.99, a 20% decrease compared to the prior year and also below guidance, primarily due to the reduction in cash cost described above, as well as reductions in sustaining EE&D and G&A expenditures. The impact of the lower cash cost was partly offset by the impact of an increase in sustaining capital expenditures and lower payable silver ounces which further increased sustaining capital expenditures on a per-unit basis.

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Cash cost for the fourth quarter of 2016 decreased 28% compared to the fourth quarter of 2015, to $5.83. The decrease in cash cost was predominantly the result of the strengthening of the USD compared to the MXN which had the effect of reducing cash operating costs in USD terms (production costs are predominantly denominated in MXN). In addition, cash cost metrics in the fourth quarter of 2016 benefitted from higher by-product credits per payable silver ounce, resulting from an increase in average realized gold, zinc and lead prices. These factors were partly offset by higher MXN unit production costs and the impact of lower payable silver ounces.

AISC for the fourth quarter of 2016 was $16.44, a 9% increase compared to the fourth quarter of 2015, predominantly due to an increase in sustaining capital expenditures including the construction of the Phase II tailings storage facility and related plant upgrades at Topia. This was partly offset by the reduction in cash cost described above.

Please refer to the Non-IFRS Measures section in the Company’s MD&A for the year ended December 31, 2016, for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT DECEMBER 31, 2016

At December 31, 2016, the Company had cash and short-term deposits of $56.7 million, compared to $13.7 million at December 31, 2015. The Company does not have any debt.

Cash and cash equivalents increased significantly during 2016 primarily due to the $33.1 million in proceeds received from financings. In addition, the Company generated positive cash flows from operating activities before changes in non-cash working capital of $16.0 million, and received $2.2 million from the exercise of stock options. These factors were partly offset by the $15.0 million increase in short-term deposits (cash invested in term deposits with a maturity exceeding three months from the date of acquisition), $4.7 million invested in mineral properties, plant and equipment, as well as an increase in non-cash net working capital of $2.3 million, and a negative $1.3 million foreign exchange adjustment on cash balances.

At December 31, 2016, the Company had net working capital of $66.6 million compared to $25.5 million at December 31, 2015. The significant increase in net working capital during 2016 reflects the above noted proceeds from financings and exercise of stock options. In addition, the Company generated $13.6 million in cash flows from operating activities. These factors were partly offset by $4.7 million cash used for investing in non-current assets, and foreign exchange losses recognized on net working capital balances.

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OUTLOOK

Production and cash cost guidance	FY 2017 Guidance	FY 2016 Actual
Total silver equivalent ounces[1]	4,000,000 - 4,100,000	3,884,960
Total payable silver ounces	1,950,000 - 2,000,000	2,010,252
Cash cost[2]	$ 5.00 – 6.00	$ 3.65
AISC[2]	$ 14.00 – 16.00	$ 10.99

For 2017, the Company expects cash cost to increase due to increases in site costs and increased expenditures on definition drilling aimed at reducing grade variability and improving mine planning. AISC is also expected to increase due to the increase in cash cost and greater investment in drilling, development and capital projects. In particular, AISC will reflect the non-recurring capital expenditures in the new tailings facility at Topia which will primarily be incurred in the first quarter of 2017.

The Company provides the following guidance for capital expenditures and EE&D expenses.

Capex and EE&D expense guidance (in millions)	FY 2017 Guidance	FY 2016 Actual
Capital expenditures	$ 6.3 – 7.3	$ 4.8
EE&D expenses – operating mines	$ 3.5 – 4.5	$ 3.0

WEBCAST AND CONFERENCE CALL TO DISCUSS FISCAL YEAR 2016 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on February 28, 2017, at 8:00 am Pacific Time. Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 866 832 4290
International Toll	+1 919 825 3215
Conference ID	66679597

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

_____________________

[1]	For 2017 guidance, Ag eq oz have been established using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively. For 2016, Ag eq oz were calculated using a 70:1 Ag:Au ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to mine operating earnings before non-cash items, EBITDA, adjusted EBITDA, cash cost, cash cost per silver equivalent ounce, AISC and AISC per Ag eq oz, which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the year ended December 31, 2016 for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. In addition, the Company has recently signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, exploring its other properties in Mexico and Peru, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

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Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at December 31, 2016 and 2015, and January 1, 2015

	December 31,	December 31,	January 1,
	2016	2015	2015

Assets

Current assets:
Cash and cash equivalents	$ 41,642	$ 13,685	$ 13,767
Short-term deposits	15,020	-	-
Trade and other receivables	10,178	9,635	8,326
Inventories	5,744	6,540	6,841
Other current assets	529	850	575
	73,113	30,710	29,509
Non-current assets:
Mineral properties, plant and equipment	14,096	16,284	22,809
Exploration and evaluation assets	2,112	4,158	2,361
Intangible assets	22	85	280
Deferred tax asset	98	316	54
	$ 89,441	$ 51,553	$ 55,013

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$ 6,017	$ 5,233	$ 4,296
Derivative liabilities	536	-	-

Non-current liabilities:
Reclamation and remediation provision	3,466	3,649	2,588
Deferred tax liability	2,134	3,064	3,133
	12,153	11,946	10,017

Shareholders’ equity:
Share capital	128,485	96,268	95,143
Reserves	18,115	8,533	7,890
Deficit	(69,312)	(65,194)	(58,037)
	77,288	39,607	44,996
	$ 89,441	$ 51,553	$ 55,013

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Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2016 and 2015

	2016	2015

Revenue	$ 61,881	$ 56,218
Cost of sales
Production costs	34,153	37,802
Amortization and depletion	5,436	13,763
Share-based compensation	270	287
	39,859	51,852

Mine operating earnings	22,022	4,366

General and administrative expenses
Administrative expenses	4,959	5,434
Amortization and depletion	140	200
Share-based compensation	714	448
	5,813	6,082

Exploration, evaluation and development expenses
Exploration and evaluation expenses	3,286	3,330
Mine development costs	2,799	2,839
Share-based compensation	42	211
	6,127	6,380

Impairment charges	1,679	2,303

Finance and other (expense) income
Interest income	225	223
Finance costs	(99)	(131)
Foreign exchange (loss) gain	(11,135)	3,121
Other (expense) income	(3)	25
	(11,012)	3,238

Loss before income taxes	(2,609)	(7,161)

Income tax expense (recovery)
Current expense	1,918	368
Deferred recovery	(409)	(372)
	1,509	(4)
Net loss for the year	$ (4,118)	$ (7,157)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	5,452	(304)
Change in fair value of available-for-sale financial assets, net of tax	(3)	(3)
	5,449	(307)
Total comprehensive income (loss) for the year	$ 1,331	$ (7,464)

Loss per share
Basic and diluted	$ (0.03)	$ (0.05)

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Great Panther Silver Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the years ended December 31, 2016 and 2015

	2016	2015

Cash flows from operating activities
Net loss for the year	$ (4,118)	$ (7,157)
Items not involving cash:
Amortization and depletion	5,576	13,963
Impairment charges	1,679	2,303
Unrealized foreign exchange loss (gain)	10,692	(2,874)
Income tax expense (recovery)	1,509	(4)
Share-based compensation	1,026	946
Other non-cash items	(306)	138
Interest received	142	78
Income taxes paid	(225)	(356)
	15,975	7,037
Changes in non-cash working capital:
Increase in trade and other receivables	(2,285)	(600)
Increase in inventories	(94)	(964)
Decrease (increase) in other current assets	215	(279)
(Decrease) increase in trade and other payables	(179)	676
Net cash from operating activities	13,632	5,870

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(4,673)	(4,908)
Additions to intangible assets	(22)	-
Acquisition of Cangold	-	(788)
Additions to exploration and evaluation assets	-	(1,679)
Investments in short-term deposits	(15,020)	-
Net cash used in investing activities	(19,715)	(7,375)

Cash flows from financing activities:
Proceeds from financings, net of expenses	33,084	-
Proceeds from exercise of share options	2,240	7
Net cash from financing activities	35,324	7

Effect of foreign currency translation on cash and cash equivalents	(1,284)	1,416

Increase (decrease) in cash and cash equivalents	27,957	(82)
Cash and cash equivalents, beginning of year	13,685	13,767
Cash and cash equivalents, end of year	$ 41,642	$ 13,685